SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings, S.A.

4Q05 Earnings Release

Investor Relations

CONSOLIDATED FINANCIAL INFORMATION

FOURTH QUARTER 2005

Ratios (%)	4Q05	3Q05	4Q04	2005	2004	Performance
Annualized ROAE	24.2	23.3	20.1	21.1	16.8
Annualized ROAA	2.3	2.2	1.6	2.1	1.6	Unibanco posted a net income of R$1,838 million in 2005, up 43.3% from the previous year. Operating income was R$2,921 million, 49.0% higher than in 2004. 4Q05 net income, at R$509 million, grew 35.7% over 4Q04, leading to an annualized return on average equity of 24.2 % in the quarter.

The efficiency ratio decreased 1,030 basis points from 4Q04 to 4Q05, reaching 49.2% . It was the best efficiency ratio ever registered by Unibanco, as a result mostly of an intensification of credit activity and growth of fees from services rendered, further supported by strict budgetary discipline, which translated into an increase of 0.7% in personnel and administrative expenses in 2005.

The graph below shows the evolution of the Efficiency Ratio:

In 2005, the credit portfolio increased to R$39,875 million, a 25.4 % growth over 2004 and 8.1% in the 4Q05. The portfolio of loans to individuals grew by 31.1%, reaching R$15,170 million at the end of the year. Credit card operations were the main highlight, with a 43.2% growth in the year, and a 20.3% growth in the quarter.

Fees from services rendered/Personnel	185.6	164.7	156.4	171.1	160.9
Efficiency Ratio	49.2	51.3	59.5	51.5	60.9
BIS Ratio(1)	17.3	18.2	16.3	17.3	16.3
Earnings per GDS (R$)	3.70	3.30	2.57	12.95	8.85
Book Value per GDS (R$)	66.95	64.30	58.05	66.95	58.05
(1) Considers the Perpetual Bond, issued in July 2005, as Tier I or Tier II

Income Statement (R$ millions)	4Q05	3Q05	4Q04	2005	2004
Profit from financial intermediation before provision (a)	2,262	2,159	1,777	8,247	6,392
Provision for loan losses (b)	(656)	(503)	(401)	(1,904)	(1,305)
Gross profit from financial intermediation (a+b)	1,606	1,656	1,376	6,343	5,087
Fees from services rendered	891	853	851	3.270	3.241
Personnel and administrative expenses	(1,351)	(1,323)	(1,365)	(5,092)	(5,058)
Operating Income	748	768	533	2,921	1,961
Net income	509	475	375	1,838	1,283

Balance Sheet (R$ millions)	Dec-05	Sep-05		Dec-04
Loan Portfolio	39,875	36,872		31,796
Total assets	91,831	88,423		79,350
Total deposits	35,499	34,554		33,531
Stockholders' equity	9,324	8,986		8,106
Assets under management	37,396	35,700		32,979

Investor Relations	| 4Q05	1

Financial Margin (R$ millions)	4Q05	3Q05	4Q04	2005	2004

Highlights – Balance Sheet

Stockholders’ equity reached R$9,324 million at the end of the year, up 15.0% from December 31, 2004, while consolidated total assets amounted to R$ 91,831 million at the same date, up 15.7% from December 31, 2004.

Retail credit portfolio grew by 30.9%, driven by credit card, consumer finance, and small and medium enterprises (SMEs) transactions. Wholesale portfolio increased 19.0%.

At year-end 2005, total deposits and assets under management (AUM) reached R$72,895 million, of which R$37,396 million were assets under management.

As of December 2005, core deposits (demand deposits, savings deposits and SuperPoupe) had increased 15.2% from December 2004, enhanced by an 87.3% growth in SuperPoupe. The continuous improvement in the deposit mix reflects Unibanco’s efforts to reduce funding costs.

Highlights – Results

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$2,262 million in 4Q05, R$103 million higher than in 3Q05. In the year, the 29.0% increase in the financial margin was mostly a result of a 26.7% growth in revenues from credit operations, supported by a change in the mix (larger contribution from the retail business) and higher volume.

The financial margin improved to 10.0% in 2005, from 8.9% in 2004.

Comparing 4Q05 with 4Q04, personnel and administrative expenses decreased 1.0%, largely due to the efficiency gains achieved by the operational restructuring implemented in mid-2004, as well as strict cost controls.

Rating

On February 1st, 2006, Moody's Investors Service upgraded Unibanco's Financial Strength rating, with a stable outlook. According to the agency, this upgrade reflects Unibanco's consistently robust core earnings and the management's ability to steer the bank towards higher-yielding consumer and commercial banking businesses, while maintaining asset quality and controlling costs.

Units

Unibanco Units were Ibovespa’s best performing stock during 2H05, gaining 71.7% . Moreover, the Unit was the stock with the largest increase in weighting within the Ibovespa in the past two four-month periodical rebalances. The Units current weight in the Ibovespa is 1.564% .

Unibanco at ISE

On December 1st 2005, Unibanco was chosen - along with 27 other companies - to become a part of ISE (Corporate Sustainability Index), an initiative of Bovespa in partnership with IFC (International Finance Corporation). From a pool of 121 companies, the index recognizes those with the best corporate governance practices and sustainability criteria.

Financial margin (A)	2,262	2,159	1,777	8,247	6,392
Financial margin after provision for loan losses (B)	1,606	1,656	1,376	6,343	5,087
Total average assets (-) average permanent assets (C)	87,349	82,859	78,448	82,798	71,528
Annualized financial margin before provision loan losses (%) (A/C)	10.8	10.8	9.4	10.0	8.9

Units versus Ibovespa

Unibanco – União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1980
E-mail: investor.relations@unibanco.com

Investor Relations	| 4Q05	2

Financial Information

•Performance
Highlights	05
Performance Indicators	06
Financial Margin	07

•Assets	07
Marketable Securities	08
Credit Operations	09
Allowance and Provisions for Loan Losses	11
Investments Abroad	13

•Funding	14
•Local and Foreign Currency Balances	15
•Capital Adequacy and Fixed Asset Ratios	16
•Efficiency Ratio	17
•Revenue by Type of Business	18
•Fees from Services Rendered	18
•Personnel and Administrative Expenses	19
Personnel Expenses	19
Administrative Expenses	20
•Other Operating Income and Expenses	20

Investor Relations	| 4Q05	3

Quarter Highlights

•Brazilian Economy	21
•Retail	21
Branch Network	22
Small and Medium Enterprises	22
Consumer Credit Companies	22
Credit Card Companies	22
Consumer Finance Companies	23
Redecard	23
Auto Financing	24
Annuity	24
•Wholesale	24
•Insurance and Private Pension Plans	25
•Wealth Management	26
•Unibanco Holdings	27
•Corporate Governance	27
Stock Exchange	27
The Stock	27
Sustainability Index	28
Interest on Capital Stock	28
•Other Highlights	29
•Human Resources	30
•Social Responsibility	30

Balance Sheet	31
Income Statement	32

Investor Relations	| 4Q05	4

Financial Information

Performance

Performance > Highlights

Unibanco posted a net income of R$1,838 million in 2005, up 43.3% from the previous year. 4Q05 net income, at R$509 million, grew 35.7% over 4Q04. Operating income for 2005 was R$2,921 million, 49.0% higher than in 2004. The annualized return on average equity reached 24.2% in the quarter, as shown in the graph below:

The efficiency ratio decreased 1030 basis points from 4Q04 to 4Q05, reaching 49.2%, confirming the trend of continuous improvement achieved along the year. It was the best efficiency ratio ever registered by Unibanco, as a result mostly of an intensification of credit activity and growth of fees from services rendered, further supported by strict budgetary discipline, which translated into an increase of 0.7% in personnel and administrative expenses in 2005.

In 2005, the credit portfolio increased 25.4% over 2004. In the 4Q05 alone, the credit portfolio grew by 8.1% . The portfolio of loans to individuals grew by 31.1%, reaching R$15,170 million at the end of the year. Credit card operations were the main highlight, with a 43.2% growth in the year, and a 20.3% growth in the quarter.

The net income growth in 4Q05, compared with 4Q04, was largely due to:

  A 30.9% growth in the Retail credit portfolio, arising mainly from credit card operations, consumer financing, and small and medium enterprise (SMEs) transactions; and a 19.0% growth in Wholesale credit operations, which combined translated into a 25.4% expansion in the total credit portfolio;
  A 12.6% increase in fees from services rendered, driven mainly by a 16.5% growth in fees from credit card operations (excluding revenues from Credicard and Orbitall, both sold during 4Q04, for comparison purposes);
  Efficient cost controls, which led to a decrease of 1.0% in personnel and administrative expenses, mainly driven by the reduction of 11.8% in personnel expenses.

All of Unibanco’s business segments contributed to the improvement of the conglomerate’s profitability during the quarter. In the Retail segment, the new customer service model continues to be implemented, aimed at improving the quality of services delivered at the branch level. The highlight was credit card operations, including the extension of the agreement between Hipercard and Wal-Mart - which recently acquired the Sonae supermaket chain - to the country's Southern region. Please refer to the section: Retail.

Regarding the Wholesale business, Unibanco ranked 2nd in Anbid’s ranking, both in origination and distribution of local currency debentures, and 3rd as a financial agent for BNDES. The insurance and private pension plans businesses improved their productivity and operating results, maintaining the leadership in the segments of property risk, aviation, D&O, and energy distribution, in addition to extended warranty, according to the latest data released in November 2005 by Susep. Assets under management of Unibanco Private Bank ranked 2nd in Anbid’s global ranking, with a market share of 11.4% in December 2005.

Investor Relations	| 4Q05	5

Performance > Performance Indicators

Stockholders’ equity reached R$9,324 million at the end of the year, up 3.8% from September 2005 and 15.0% from December 2004. Annualized return on average equity (ROAE) was 24.2% in 4Q05. Earnings per Unit increased by 46.3% for the year. The table below traces performance indicators in the periods under analysis:

Profitability	4Q05	3Q05	4Q04	2005	2004

Net Income (R$ millions)	509	475	375	1,838	1,283
Operating Income (R$ millions)	748	768	533	2,921	1,961
Total Assets (R$ millions)	91,831	88,423	79,350	91,831	79,350
Stockholders' equity (R$ millions)	9,324	8,986	8,106	9,324	8,106
Annualized return on average equity (%)	24.2	23.3	20.1	21.1	16.8
Annualized return on average assets (%)	2.3	2.2	1.8	2.1	1.7
Earnings per share (R$)	0.36	0.34	0.27	1.32	0.92
Earnings per Unit (R$)	0.74	0.66	0.51	2.59	1.77
Earnings per GDS (R$)(1)	3.70	3.30	2.57	12.95	8.85
Interest on capital stock per UNIT (R$)(2)	0.38	0.06	-	0.82	0.61
Interest on capital stock per GDS (R$)(2)	1.90	0.32	-	4.11	3.03
Total amount of interest on capital stock (R$ million)(2)	337	57	-	617	448
Book value per outstanding share (R$)	6.67	6.43	5.81	6.67	5.81
Book value per Unit (R$)	13.39	12.86	11.61	13.39	11.61

(1) Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.
(2) Interest on capital stock declared up to December 29, 2005. An income tax of 15% is rated on gross amounts. Quarterly payments started in 2005.

Investor Relations	| 4Q05	6

Performance > Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was of R$2,262 million in 4Q05, R$103 million higher than in 3Q05. In the year, the 29.0% increase in the financial margin was mostly a result of a 26.7% growth in revenues from credit operations, supported by a change in the mix (larger contribution from the retail business) and higher volume.

The funding mix improved significantly during 2005, with a 15.2% growth in core deposits (above the 8.5% growth registered by the National Financial System – preliminary data from Brazilian Central Bank), driven mainly by an 87.3% growth in SuperPoupe deposits, which surpassed R$3 billion. Please refer to the section: Funding.

The annualized financial margin, before provisions for loan losses, improved to 10.0% in 2005 from 8.9% in 2004 and, after provisions, to 7.7% from 7.1% .

					R$ millions

Financial Margin	4Q05	3Q05	4Q04	2005	2004

Financial margin (A)	2,262	2,159	1,777	8,247	6,392

Provision for Loan Losses	(656)	(503)	(401)	(1,904)	(1,305)

Financial margin after provision for loan losses (B)	1,606	1,656	1,376	6,343	5,087

Total average assets (-) average permanent assets (C )	87,349	82,859	78,448	82,798	71,528

Annualized financial margin before provision for loan losses (%) (A/C )	10.8	10.8	9.4	10.0	8.9

Annualized financial margin after provision for loan losses (%) (B/C )	7.6	8.2	7.2	7.7	7.1

Assets

Unibanco’s consolidated assets totaled R$91,831 million at the end of December, 2005, up 15.7% from the prior year. The growth is mostly due to increases in credit portfolio, mainly in the Retail segment, and in the securities portfolio, specially in marketable securities. The investment of the proceeds from the Perpetual Securities issuance – yielding a positive spread and not incurring in currency mismatch – in the amount of US$500 million, contributed to the increase in total assets. The return on average assets increased to 2.1% in 2005 from 1.7% in 2004. The chart below shows asset growth:

Investor Relations	| 4Q05	7

The highlight is the increase in participation of the loan portfolio on total assets, as demonstrated below:

Assets > Marketable Securities

The classification and values for the marketable securities portfolio as of December 31, 2005 is detailed in the table below:

				R$ millions

	Trading Securities Market Value	Securities Available for Sale Market Value	Securities Held
			to Maturity	Total
			Amortized Cost

Federal government	8,891	351	1,863	11,105
Brazilian sovereign debt	45	1,617	2,018	3,680
C orporate debt securities	368	2,236	102	2,706
Bank debt securities	710	278	105	1,093
Marketable equity securities	-	92	-	92
Mutual funds	539	12	-	551
Other	332	-	-	332

Total	10,885	4,586	4,088	19,559
% of portfoli o	56%	23%	21%	100%

The market value of marketable securities classified as held to maturity was R$4.246 million on December 31, 2005, with an unrealized gain of R$158 million relative to their book value.

Changes in the securities portfolio during the quarter were as follows:

								R$ millions

Changes in Securities Portfolio	Balance Sep-05	Foreign Exchange Variation	Interest	Maturity(1)	Purchases(2)	Sales(2)	Market Value Adjustment	Balance Dec-05

Trading securities	6,996	30	354	(215)	38,082	(34,415)	54	10,885
Available for sale	5,230	80	204	(368)	625	(1,228)	43	4,586
Held to maturity	4,226	147	86	(1,030)	659	-	-	4,088

Total	16,452	257	644	(1,613)	39,366	(35,644)	97	19,559

(1)	Interest payments and redemptions at maturity.
(2)	C onsidered the consolidation of exclusive funds.

The table below details the impact of mark to market adjustments to tradable securities, securities available for sale and financial derivatives instruments:

		R$ millions

	Market Value
	Adjustment Dec-05	Change during 4Q05 (1)

To Income Statement	144	84

To Stockholders' Equity	36	58

(1) Net of taxes.

Investor Relations	| 4Q05	8

Assets > Credit Operations

Loan portfolio increased 25.4% over the past 12 months. The highlight was the Retail portfolio, with a 30.9% growth in the period, worth mentioning Unibanco’s efforts to increase market share in this higher-margin and higher profitability segment.

The 8.1% loan portfolio growth during 4Q05 was driven mainly by a 17.5% increase in the consumer credit companies portfolio, comprising the credit card businesses (Unicard and Hipercard) and the consumer finance companies (Fininvest, PontoCred and LuizaCred), as well as an 8.5% increase in the SMEs loan portfolio.

					R$ millions

Balance of Loans by Business Segment				Quarterly	Annual
	Dec-05	Sep-05	Dec-04	Change (%)	Change (%)

Retail	22,505	20,820	17,199	8.1	30.9
Wholesale	17,370	16,052	14,597	8.2	19.0

Total	39,875	36,872	31,796	8.1	25.4

The Wholesale loan portfolio, comprised of loans to large companies, was up 19.0% from December 2004, and 8.2% from September 2005, favored in 4Q05 by a 5.3% depreciation of the Real. The US dollar-denominated credit portfolio rose to US$ 2,829 million at the end of 2005 from US$2,293 million a year earlier.

					R$ millions

Balance of Loans by Client Type				Quarterly	Annual Change
	Dec-05	Sep-05	Dec-04	Change (%)	(%)

Individuals	15,170	14,061	11,570	7.9	31.1
Commercial bank and other companies	8,228	8,153	6,541	0.9	25.8
Consumer credit companies	6,942	5,908	5,029	17.5	38.0

Corporate	24,705	22,811	20,226	8.3	22.1
Large corporate	17,370	16,052	14,597	8.2	19.0
Middle market and small companies (SMEs)	7,335	6,759	5,629	8.5	30.3

Total	39,875	36,872	31,796	8.1	25.4

Individuals loan portfolio totaled R$15,170 million at the end of December 31, 2005, up 31.1% in the year. The highlight was the consumer finance companies loan portfolio growth, 38.0% and 17.5% in the year and in the quarter, respectively. The commercial bank and other companies loan portfolio increased 25.8% during 2005.

Corporate loan portfolio increased by 22.1% in 2005, mostly as a result of a 30.3% growth of SMEs loan portfolio, focusing on accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans.

Investor Relations	| 4Q05	9

The loan portfolio breakdown by client type is detailed in the graph below:

Individuals

R$ million

Corporate

R$ million

The table below features credit operations classified by economic activity:

					R$ millions

Balance of Loans by Economic Activity	Dec-05	Sep-05	Dec-04	Quarterly	Annual
				Change (%)	Change (%)

Manufacturing	12,177	11,840	9,555	2.8	27.4
Services	6,230	5,928	6,034	5.1	3.2
Commercial	3,889	3,267	3,105	19.0	25.2
Agribusiness	892	835	900	6.8	(0.9)
Individuals	15,170	14,061	11,570	7.9	31.1
Others	1,517	941	632	61.2	140.0
Total Risk	39,875	36,872	31,796	8.1	25.4

Loan portfolio mix, by segment, as of December 31, 2005 is as follows:

Investor Relations	| 4Q05	10

Products offered by the commercial bank include, among others, personal loans, overdraft, and mortgages. Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.4 billion on December 31, 2005.

The small and medium enterprise product portfolio, comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of December 2005 was R$2,061 million, or 5.2% of the total loan portfolio, composed of:

R$822 million related to overdue credits, in compliance with Resolution 2,682;

R$798 million for falling due credits, relative to risk parameters contemplated by Resolution 2,682;

R$441 million based on more conservative percentages than those required by the Regulatory Authority, and higher than the R$389 million registered in September 2005.

								R$ millions

Classification	Required	Total	Cumulative	Minimum Allowance		Excess	Total	Allowance
	Provision	Risk	Distribution	Required		Allowance	Allowance	over
	(%)	Portfolio	(%)	Overdue	Falling Due	over		Portfolio
				Installment	Installments	Res. 2682%

AA	-	16,430	41.2	-	-	13	13	0.1
A	0.5	15,176	79.3	-	76	5	81	0.5
B	1.0	3,184	87.2	2	30	6	38	1.2
C	3.0	1,997	92.3	5	55	78	138	6.9
D	10.0	1,244	95.4	20	105	204	329	26.4
E	30.0	365	96.3	52	58	39	149	40.8
F	50.0	332	97.1	85	81	39	205	61.7
G	70.0	322	97.9	100	126	57	283	87.9
H	100.0	825	100.0	558	267	-	825	100.0
TOTAL		39,875		822	798	441	2,061
% of portfolio				2.1%	2.0%	1.1%	5.2%

The balance of credits rated from AA to C comprised 92.3% of the total loan portfolio at year-end 2005, up from 91.0% at the end of 2004. Credits rated from D to H had also improved to 7.7% of the total loan portfolio at the end of 2005, from 9.0% in December 2004.

Investor Relations	| 4Q05	11

At the end of December, 2005, the ratio of credit operations classified from E to H was 4.6% of the total portfolio, down from 4.9% in December 2004, according to the following graph:

Allowance for loan losses over the credits rated from E to H stood at 112% on December 31, 2005, in line with September 2005 level and higher than the 108% posted for December 2004, as demonstrated in the following graph:

Allowance for loan losses as a percentage of falling due installments reached 129% at the end of December 2005, conveying the loan portfolio solidity.

The non-accrual loan portfolio (overdue by 60 days or longer) was 4.5% of the total loan portfolio in December 2005. The total allowance for loan losses reached 114% of the non-accrual portfolio in the same period.

The following table itemizes the changes in the allowance loan losses coverage ratio by business segment:

Loan Portfolio Recovery	Dec-05	Sep-05	Dec-04

Consumer finance companies	10.1%	10.0%	8.6%
Credit cards	6.1%	5.2%	5.3%
Commercial Bank - Individuals	9.2%	8.1%	8.7%
Auto financing	3.6%	3.3%	2.5%
SMEs	4.7%	4.2%	3.9%
Retail	6.1%	5.6%	5.2%
Wholesale	3.9%	3.9%	5.3%
Unibanco Consolidated	5.2%	4.9%	5.2%

Regarding the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.9% in December 2005, down from 5.3% in December 2004, reflecting a reduction in the risk assigned to each of the individual corporate clients, and settlements of some large corporate loans during the year. At the Retail segment, this ratio reached 6.1% in December 2005 from 5.2% in December 2004, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability operations.

Investor Relations	| 4Q05	12

The table below shows the changes in the allowance for loan losses for the indicated periods:

R$ millions

Allowance for Loan Losses	4Q05	3Q05	4Q04	2005	2004

Allowance for loan losses (opening balance)	1,789	1,739	1,430	1,669	1,549
Provision for loan losses	656	503	651	1,904	1,555
Required provision	604	524	478	1,812	1,395
Additional provision	52	(21)	173	92	160
Opening balance from acquired (divested) companies	-	-	(119)	-	26
Loan write-off	(384)	(453)	(293)	(1,512)	(1,461)
Allowance for loan losses (closing balance)	2,061	1,789	1,669	2,061	1,669

Loan recovery	31	47	125	155	337
Net write-off	(353)	(406)	(168)	(1,357)	(1,124)
Net write-off / Total Risk	0.9%	1.1%	0.5%	3.4%	3.5%

Provision for loan losses in 2005 was R$1,904 million – above the R$1,357 million of total write-offs. In 4Q05, an additional provision of R$52 million was assigned, compatible with Unibanco’s increasing exposure in higher-margin and higher risk portfolio – in the individuals segment. Net write-offs improved over the last quarter, 0.9% of the total loan portfolio in 4Q05, compared with 1.1% in 3Q05.

Assets > Investments Abroad

Unibanco registered a total of US$712 million in investments abroad at the end of December 2005, from US$598 million in December 2004.

The table below shows the impact of exchange rate variation on investments abroad:

			R$ millions, except otherwise indicated

Impact on Investments Abroad	4Q05	3Q05	4Q04	2005	2004

Exchange rate fluctuation on investments abroad	41	(42)	(83)	(150)	(83)
Hedge on investments abroad (currency)	(35)	87	130	244	271
Net Impact before income tax and social contribution	6	45	47	94	188
Tax effects of exchange rate fluctuation on investments abroad	14	(14)	(28)	(51)	(28)
Net impact after income tax and social contribution	20	31	19	43	160
Exchange Rate Fluctuation	5.3%	-5.5%	-7.1%	-11.8%	-8.1%
Balance on Investments Abroad (US$ millions)	712	677	598	712	598

Unibanco adopts a hedging policy to protect its investments held abroad from adverse currency fluctuations and fiscal effects. During 4Q05, the net account effect was R$6 million, as a result of the 5.3% depreciation of the Real in the period and the bank’s structural hedging policy (short position in foreign exchange).

Investor Relations	| 4Q05	13

Funding

At year-end 2005, total deposits and assets under management (AUM) reached R$72,895 million, of which R$37,396 million were assets under management, as follows:

					R$ millions

Funding Balance	Dec-05	Sep-05	Dec-04	Quarterly	Annual
				Change (%)	Change (%)

Demand deposits	3,778	3,505	3,220	7.8	17.3
Savings deposits	5,629	5,524	5,966	1.9	-5.6
SuperPoupe	3,044	2,628	1,625	15.8	87.3
Core Deposits	12,451	11,657	10,811	6.8	15.2
Time deposits	23,025	22,816	22,600	0.9	1.9
Interbank deposits	23	81	120	-71.6	-80.8
Total deposits (A)	35,499	34,554	33,531	2.7	5.9
Assets under management (B)	37,396	35,700	32,979	4.8	13.4
Total deposits + assets under management (A+B)	72,895	70,254	66,510	3.8	9.6

As of December 2005, core deposits (demand deposits, savings deposits and SuperPoupe) had increased 15.2% from December 2004, enhanced by an 87.3% growth in SuperPoupe. The growth of core deposits surpassed the National Financial System – preliminary data from Brazilian Central Bank, which registered a 8.5% growth from December 2004. The continuous improvement in deposit mix reflects Unibanco’s efforts to reduce funding costs.

The following table details funding in domestic currency:

					R$ millions

Funding in Local Currency	Dec-05	Sep-05	Dec-04	Quarterly	Annual
				Change (%)	Change (%)

Total funding in local currency	58,081	54,633	49,909	6.3	16.4
Total deposits	33,613	32,689	31,343	2.8	7.2
Demand deposits	3,280	2,983	2,687	10.0	22.1
Savings deposits	5,172	5,098	5,472	1.5	-5.5
Interbank deposits	-	-	13	-	-
SuperPoupe (Time Deposits)	3,044	2,628	1,625	15.8	87.3
Time deposits	22,117	21,980	21,546	0.6	2.7
Funding obtained in the open market	8,964	7,314	6,074	22.6	47.6
Debentures and mortgage notes	548	263	377	108.4	45.4
Local onlendings (BNDES funds)	5,705	5,315	4,940	7.3	15.5
Subordinated Debt	439	420	368	4.5	19.3
Technical reserves for insurance, annuity and pension plans	7,258	6,657	5,806	9.0	25.0
Others	1,554	1,975	1,001	-21.3	55.2

Local currency funding reached R$58,081 million at the end of December 2005, up 16.4% from December 2004. This growth was mostly driven by growth in deposits, particularly demand deposits and SuperPoupe, and by an increase in funding obtained in the open market.

Investor Relations	| 4Q05	14

The following table details funding in foreign currency:

					R$ millions

Funding in Foreign Currency	Dec-05	Sep-05	Dec-04	Quarterly	Annual
				Change (%)	Change (%)

Total funding in foreign currency	14,593	14,253	12,748	2.4	14.5
Total deposits	1,886	1,865	2,188	1.1	-13.8
Demand deposits	498	522	533	-4.6	-6.6
Savings deposits	457	426	494	7.3	-7.5
Interbank deposits	23	81	107	-71.6	-78.5
Time deposits	908	836	1,054	8.6	-13.9
Funding obtained in the open market	2,490	2,353	1,491	5.8	67.0
Local onlendings (BNDES funds)	307	225	222	36.4	38.3
Foreign onlendings	143	144	254	-0.7	-43.7
Import and export financing lines	2,905	2,347	2,034	23.8	42.8
Eurobonds and commercial papers	1,020	1,018	1,202	0.2	-15.1
Subordinated Debt	2,525	2,433	1,531	3.8	64.9
Securitization	2,110	2,003	2,576	5.3	-18.1
Others	1,207	1,865	1,250	-35.3	-3.4

Foreign currency funding, notwithstanding the Real appreciation by 11.8% during the year, increased by 14.5% to R$14,593 million, favored by the issuance, in July 2005, of Perpetual Securities in the total amount of US$500 million.

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

	Local Currency	December 31, 2005 Foreign Currency
			Consolidated

Cash and due from bank / Interbank investments	13,403	2,433	15,836
Marketable securities and derivatives	15,523	5,039	20,562
Interbank accounts	5,084	153	5,237
Net loans	31,323	6,491	37,814
Loans	33,254	6,621	39,875
Allowances for loan losses	(1,931)	(130)	(2,061)
Other assets	11,181	1,201	12,382
Total assets	76,514	15,317	91,831

Deposits	33,613	1,886	35,499
Securities sold under repurchase agreements (open market)	8,964	2,490	11,454
Resources from securities issued	548	1,020	1,568
Interbank accounts	46	9	55
Borrowings and onlending	5,898	3,630	9,528
Financial derivative instruments	584	125	709
Subordinated Debt	439	2,525	2,964
Other liabilities	16,623	3,241	19,864
Minority interest	866	-	866
Stockholders' equity	9,324	-	9,324
Total liabilities	76,905	14,926	91,831

Derivatives and leasing operations	1,802	(3,010)	(1,208)
Transactions to mature (with no exposure risk), foreign strategic shareholder and others		1,853

Net exposure - BIS ratio		(766)

Investor Relations	| 4Q05	15

Capital Adequacy and Fixed Asset Ratios

The following table describes the changes in Unibanco’s BIS ratios during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.5	16.3
Changes in risk weighted assets	(1.1)	(2.8)
Changes in market risk coverage - interest rates	(0.1)	(0.1)
Changes in market risk coverage - foreign exchange rate	(0.2)	0.7
Reference equity growth
Tier I	0.4	1.6
Tier II	0.1	(0.1)
Perpetual Securities (1)	1.7	1.7
BIS Ratio on December 31, 2005	17.3	17.3

(1) Pending on Central Bank's approval as Tier I or II classification.

Considering the placement of the Perpetual Bond issue, in July 2005, Unibanco’s BIS ratio, as of December 31 , 2005, reached 17.3%, above the minimum 11% level determined by the Central Bank.

The table below details the Tier I/Tier II breakdown in reference equity as of December 31, 2005:

	Reference Equity	BIS ratio (%)
	(R$ millions)

Tier I	9,365	13.3
Tier II	1,627	2.3
Perpetual Securities (1)	1,188	1.7
Total	12,180	17.3

(1) Pending on Central Bank's approval as Tier I or II classification.

The fixed asset ratio was 41.9% at the end of 2005.

Investor Relations	| 4Q05	16

Efficiency Ratio

The continuous and sustained improvement in efficiency is a result from Unibanco's efforts to optimize revenues and rationalize expenses. The efficiency ratio(1) reached a historical performance of 49.2% in 4Q05, comparable to 59.5% in 4Q04, according to the graph below:

The 19.7% revenue growth in 4Q05 from 4Q04, vis-à-vis a 1.0% decrease in personnel and administrative expenses –a result of growth in credit activity and fees from service rendered in addition to budgetary discipline - drove an improvement in the efficiency ratio.

					R$ millions

	4Q05	3Q05	4Q04	Var. Trim.	Var. Anual

Efficiency ratio	49 .2%	51 .3%	59 .5%	-210 b. p.	-1, 030 b. p.
Expenses	1,351	1,323	1,365	2.1%	-1.0%
Revenues	2,745	2,579	2,293	6.4%	19.7%

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Retirement Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

The faster growth rate in fees from services rendered in comparison with the rate of increase in personnel and administrative expenses led to improved expense coverage ratios, as shown in the graphs below (Please refer to the section: Fees from Services Rendered).

Investor Relations	| 4Q05	17

Revenue by Type of Business

The graph below shows revenues by business type. For better comparison, revenues related to the sale of Credicard, in 2004, were excluded.

The share of financial income in total revenues increased to 42% in 2005 from 38% in 2004, driven mostly by growth in loan portfolios and the strategic positioning in higher margin and higher profitability segments. The 300 b. p. increase in credit card revenues reflects, specially, the acquisition of Hipercard.

Fees from Services Rendered

The table below displays the breakdown of fees from services rendered:

					R$ millions

Fees from Services Rendered	4Q05	3Q05	4Q04	2005	2004

Banking fees and other fees and commissions	517	479	445	1,880	1,662
Credit Cards	289	286	248	1,051	841
Asset under management (1)	85	88	98	339	385
Subtotal	891	853	791	3,270	2,888
Credicard and Orbitall	-	-	60	-	353
Total fees from services rendered	891	853	851	3,270	3,241

(1) C onsidering the consolidation of exclusive funds.

Total fees reached R$891 million in 4Q05, up 12.6% from the same period in 2004, excluding revenues related to Credicard and Orbitall, both sold during 4Q04.

Banking fees totaled R$517 in 4Q05, up 16.2% from 4Q04.

Credit card fee revenues, at R$1,051 million, were up 25.0% in 2005. In 4Q05, these revenues reached R$289 million, up 16.5% from 4Q04, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Fees from asset management totaled R$339 million in 2005, with highlight for the performance fees posted by long/short arbitrage investment funds and equity funds.

Investor Relations	| 4Q05	18

Personnel and Administrative Expenses

Personnel and administrative expenses increased only 0.7% in 2005, due to budgetary discipline, efficiency gains, and also the sale of Credicard and Orbitall.

Comparing 4Q05 with 4Q04, personnel and administrative expenses decreased 1.0%, largely due to the efficiency gains achieved by the operational restructuring implemented in mid-2004, as well as strict cost controls. Considering the effects of the sale of Credicard and Orbitall, the increase was 2.7% in the same comparison, much lower than the 5.7% increase in consumer prices as measured by the IPC-A in 2005.

The efficiency ratio registered continuous improvement, to 49.2% in 4Q05 and 51.5% in 2005, even considering the opening of new branches and Corporate-site branches, and the expansion of all consumer finance businesses, particularly Hipercard and Fininvest, which intensified their activities during the year.

It should be noted that personnel and administrative expenses at the commercial bank declined by 2.3% in 4Q05 from 4Q04, despite the impact from the collective bargaining agreement, which result in a 6% wage increase at the beginning of September 2005.

Below is a breakdown of Unibanco’s personnel and administrative expenses during the indicated periods.

					R$ millions

Personnel and Administrative Expenses	4Q05	3Q05	4Q04	2005	2004

Commercial Bank	859	859	879	3,285	3,176
Subsidiaries	492	464	437	1,807	1,586
Subtotal	1,351	1,323	1,316	5,092	4,762
Credicard and Orbitall	-	-	49	-	296
Total	1,351	1,323	1,365	5,092	5,058

Personnel and Administrative Expenses > Personnel Expenses

Evolution of personnel expenses over the indicated periods:

					R$ millions

Personnel Expenses	4Q05	3Q05	4Q04	2005	2004

Commercial Bank	382	410	418	1,508	1,491
Subsidiaries	98	108	111	403	437
Subtotal	480	518	529	1,911	1,928
Credicard and Orbitall	-	-	15	-	86
Total	480	518	544	1,911	2,014

The reductions of R$64 million in personnel expenses in 4Q05 from 4Q04, and R$103 million in 2005, equivalent to 11.8% and 5.1%, respectively, reflect, in special, the improvement in efficiency achieved by the organizational restructuring process.

The table set forth the main changes:

Main Effects over Personnel Expenses	4Q05 / 3Q05	4Q05 / 4Q04	2005 / 2004

Total expenses variation	-7.3%	-11.8%	-5.1%
Breakdown:
Organizational restructuring gains	-3.3%	-4.5%	-4.6%
Collective Wage Agreement	-4.9%	2.1%	6.1%
Credicard and Orbitall	-	-2.9%	-4.3%
Acquisition and Organic growth/ Other events	0.9%	-6.5%	-2.3%

Investor Relations	| 4Q05	19

Personnel and Administrative Expenses > Administrative Expenses

The table below details the other administrative expenses for the indicated periods:

					R$ millions

Other Administrative Expenses	4Q05	3Q05	4Q04	2005	2004

Commercial Bank	477	449	461	1,777	1,685
Subsidiaries	394	356	326	1,404	1,149
Subtotal	871	805	787	3,181	2,834
Credicard and Orbitall	-	-	34	-	210
Total	871	805	821	3,181	3,044

In 2005, the other administrative expenses increased 4.5% from the prior year, below the 5.7% increase in consumer prices (IPC-A) in the period.

During 4Q05, the 6.1% compared with 4Q04, is mostly explained by expenses for organic growth, particularly in the consumer credit segment, and advertising and publicity expenses, centered on the new logo and marketing positioning, launched in March 205.

					R$ millions

Other Administrative Expenses	4Q05	3Q05	4Q04	2005	2004

Third-party services	313	296	259	1,112	943
Equipment Lease	10	10	9	38	29
Data processing and telecomunications	109	99	111	418	375
Depreciation and amortization	94	97	91	374	355
Facilities - maintenance and preservation	153	144	158	618	586
Advertising and publicity	89	64	73	275	243
Financial system services costs	20	19	20	83	83
Transportation	30	21	17	86	69
Materials	11	11	15	45	49
Others	42	44	34	132	102
Subtotal	871	805	787	3,181	2,834
C redicard and Orbitall	-	-	34	-	210
Total	871	805	821	3,181	3,044

Other Operating Income and Expenses

This group of accounts consists mainly of fiscal, labor and civil provisions, goodwill amortization from acquisitions and dividends received from other investments. This account incurred a net expense of R$241 million in 4Q05, f r om a R$231 million net expense in the previous quarter. It should be noted, however, the reduction on expenses from labor and civil provisions during 2005, as a result of the efforts to decrease the number of legal suits.

Investor Relations	| 4Q05	20

Quarter Highlights

Brazilian Economy

A modest recovery in economic activity took place in 4Q05, when compared to the prior quarter. The perception that inflation was converging to the official target also happened during this quarter, leading the Central Bank to continue to decrease the Selic rate, which ended the year at 18%.

The overall large liquidity background in global capital market, vigorous exports, and improving solvency indicators, both domestically and internationally, have contributed to a decrease in the perception of Brazil’s Sovereign Risk. The Embi+BR closed 4Q05 at 305 basis points, 113 basis points lower than in the previous quarter.

Under this scenario, the Central Bank continued intervening in the FX market, leading to stop the Real appreciation - in 4Q05 the Real devaluated 5.3% in comparison to the US dollar. The Real still appreciated 11.8% when compared to the US dollar during 2005.

The debt/GDP ratio reached 51.7% at the end of the year, the same percentage of 2004 when compared to 2004.

In 4Q05, the cumulative inflation (measured by IPC-A) was 1.66%, up from 1.3% in the previous quarter. For the year, the cumulative inflation (IPC-A) reached 5.7%, below the 7.6% registered in 2004. Loan portfolio in the National Financial System increased 21.5% during 2005.

Retail

Unibanco’s Retail segment surpassed the mark of 20 million clients throughout the country in December 2005. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred, focus on consumer finance; Unibanco Financeira finances cars and heavy vehicles (auto financing).

Retail loan portifolio reached R$22,505 million, up 30.9% for the past 12 months. The participation of the Retail loan portfolio in the total portfolio continued to present growth, comprising 56% of Unibanco´s total loan portfolio at year-end 2005, in comparison with 50% in 2003. This performance is in line with Unibanco's strategy of growing business in higher margin and more profitable segments.

Individuals loan portifolio stood at R$15,170 million, up 7.9% for the quarter and 31.1% for the year. The credit card companies and consumer finance companies registered the highest growth over Unibanco’s Retail business in this quarter: 20.3% and 13.9%, respectively. Credit card loan portfolio reached R$4,001 million at the end of 2005, while the consumer finance companies credit operations amounted to R$2,941 million, in the same period last year.

Investor Relations	| 4Q05	21

Retail > Branch Network

At the end of the year, Unibanco had a network of 914 branches and 349 corporate-site branches. Unibanco continued remodeling it’s branche’s layout and implementing the New Service Model, known as Novo Modelo de Atendimento.

The Novo Modelo aims to improve service efficiency through processes rationalization, optimizing management time, and developing tools in order to reduce time of response to clients´ demands.

Retail > SMEs

The SMEs segment serves companies, with annual sales up to R$150 million. This segment provides a full range of financial services such as, credit lines, account receivable financing, working capital loans, BNDES-funded loans, leasing and payroll services, in addition to cash management services. This segment has over 510 thousand clients.

The SMEs loan portfolio totaled R$7,335 million in 2005, up 30.3% in the past 12 months – worth mentioning account receivable linked products and fees for services rendered. The acquisition of new payroll accounts helped to increase the conglomerate's client-base.

Retail > Consumer Credit Companies

Unibanco’s Consumer Credit Companies cover consumer finance and credit cards segments, through Unicard, Hipercard, Fininvest, PontoCred (partnership with Globex, PontoFrio department store parent company), LuizaCred (partnership with Magazine Luiza department store chain) and Redecard (joint-venture with three other partners).

Retail > Consumer Credit Companies > Credit Card Companies

Unibanco’s credit card business is constituted by Unicard and Hipecard. Together, these companies posted a R$332 million net income in 2005, up 41.9% from 2004. 4Q05, net income was R$101 million.

The consolidated revenues, as measured by total credit card charges and cash withdrawals, reached R$4,531 million in 4Q05, up 36.0% from 4Q04 and 19.7% from 3Q05. The loan portfolio totaled R$4,001 million at year-end 2005, up 43.2% for the year and 20.3% for the quarter. The number of transactions in 4Q05 was 37.8% higher than 4Q04. This strong rate of growth helped to absorb the impact of expenses from business expansion and new marketing position.

After Wal-Mart acquired the Brazilian operation of Sonae Supermarkets, SonaeCred clients started to be served by Hipercard.

Unicard is the national market leader in co-branded cards.

Investor Relations	| 4Q05	22

The table below shows the main business indicators for the credit card companies:

					R$ millions

Financial Information	4Q05	3Q05	4Q04	2005	2004 (2)

Net Earnings	101	76	88	332	234
Fees	114	110	102	408	343
C redit portfolio (1)	4,001	3,325	2,794	4,001	2,794
Provision for loan losses	104	86	64	319	206

(1) Individuals.
(2) Hi perca rd c o nso lidated sin ce Ma rch 1st, 2004.

Retail > Consumer Credit > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred constitute the consumer finance segment companies, which contributed with R$35 million equity income in 4Q05, and R$193 million in 2005. This result reflects an increase in loan coverage and a larger provision for loan losses on account of some discontinued operations at Fininvest.

The highlight for the period was the expansion of Fininvest's private label card operation through new deals, particularly with home improvement stores, such as the Leroy Merlin chain and bulk grocery chain Makro.

At the end of 2005, Fininvest had over 600 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale. At the same period LuizaCred had 352 stores, and PontoCred, 369 stores.

Consumer finance companies loan portfolio totaled R$3,068 million in December 2005, up 33.9% in 12 months. The table below shows the main indicators for the consumer finance companies:

					R$ millions

Financial Information	4Q05	3Q05	4Q04	2005	2004

Equity Income	35	45	69	193	223
Fees	93	101	77	351	265
C redit Portfolio	3,068	2,734	2,292	3,068	2,292
Provision for Loan Losses	232	211	107	733	429
C redit Portfolio C overage	10.1%	10.0%	8.6%	10.1%	8.6%

Retail > Consumer Credit Companies > Redecard

Redecard is in charge of capturing and transmitting all credit and debit card transactions for Mastercard, Maestro, Diners and RedeShop brands in Brazil. The company also provides some products and services for its clients, such as leasing to retailers machines for the processing of card transactions.

Redecard equity income was R$129 million in 2005, up 33.0% from 2004. In 4Q05, the company posted a R$41 million equity income. Redecard’s revenues stood at R$20,411 million in the quarter, a growth of 29.6% from 4Q04.

Investor Relations	| 4Q05	23

Retail > Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira, at Unibanco branches and in the accredited network of auto dealers and resellers. Unibanco is the leader in financing heavy commercial vehicles.

At year-end, its loan portfolio was R$4,609 million, up 25.2% from December 2004.

Retail > Annuity

The annuity business posted a result of R$28 million in 4Q05 and R$87 million in 2005, an increase of 47.4% and 24.3% comparing to 3Q05 and 2004, respectively, as a result of aggressive commercial efforts in the period.

Unibanco Capitalização ended 4Q05 with R$192 million in sales, up 88.2% from 3Q05 – highlight to MegaPlin sales. The company’s revenues in 2005 totaled R$482 million.

Wholesale

The Wholesale banking segment serves companies with annual sales above of R$150 million, in addition to institutional investors. Its business strategy blends regional coverage and industry-specific expertise to build long-term relationship banking. The Wholesale business has been consistently well-positioned in Capital Markets, M&A and Project Finance.

Wholesale loan portfolio grew 19.0% from December 2004. Dollar-indexed credit portfolio was US$2,829 million in December 2005, compared with US$2,293 million in December 2004.

The main highlights in the quarter were:

  Trade finance operations – comprising exports, imports and international guarantees – surpassed US$2 billion, up 13.3% from 3Q05. Locally contracted trade finance operations reached US$1 billion, up 7.4% in the quarter, whereas off-shore transactions were US$529 million, up 23.3% from 4Q04.
  Lead manager of two debenture issues (Elektro and ALL), for a total of R$900 million. Unibanco places 2nd in debenture origination as well as distribution in Anbid’s ranking.
  Structured and distributed mutual fund quotas in credit rights of Braskem – Chemical Trust – for a total of R$400 million.
  Sole lead manager and sole book runner in Banco Fibra’s first US dollar-denominated subordinate bond issue, placed in the international capital market.
  Disbursement of R$860 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), placing 3rd in the overall ranking. Unibanco disbursed, also R$447 million in BNDES-Exim-funded loans, ranking 2nd in this modality.
  Acted as Advisor in several projects, especially in the energy and agribusiness sectors, for groups such as Engevix-controlled PCH Esmeralda, Ponte de Pedra Energética S.A., Usina Nova América and Usina São João.

Investor Relations	| 4Q05	24

Insurance and Private Pension Plans

The Insurance and Private Pension Plans businesses net income was R$79 million in 4Q05, and R$321 million in 2005. Annualized ROAE was 22.6% in 4Q05 and 22.2% for the year. Consolidated technical reserves reached R$7,268 million at quarter-end, up 31.4% from 4Q04, as demonstrated in the graph below:

Combined revenues from the Insurance and Private Pension plans businesses were R$1,357 million in 4Q05, up 32.4% from 4Q04.

The combined ratio, which measures insurance companies’s operational efficiency, improved to 95.4% in 4Q05 from 99.5% in 3Q05, remaining below 100%. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.7% in 4Q05.

					R$ millions

Insurance (1)	4Q05	3Q05	4Q04	2005	2004

Net premiums written - Insurance	897	803	662	3,257	2,735
Premiums retained	688	660	554	2,587	2,087
Premiums earned	451	435	520	1,713	1,969
Industrial result	100	78	109	337	342
Personnel and administrative expenses	(68)	(64)	(73)	(264)	(255)
Taxes and other operating expenses	(11)	(12)	(23)	(43)	(63)
Operating income	21	2	14	30	24
Financial / equity result	75	95	73	331	345
Income before taxes	96	97	83	361	345
Net Income (2)	79	81	76	321	300

Loss ratio % (3)	51.3%	53.6%	41.7%	53.0%	46.9%
Combined ratio % (4)	95.4%	99.5%	97.3%	98.3%	98.8%

Extended combined ratio % (5)	85.7%	86.3%	86.3%	85.8%	87.1%

(1)	AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method
(2)	Does not include Empresas Trevo´s goodwill amortization, fully accoubted in December, 2004, amounting to R$103 million before taxes and R$68 million after taxes
(3)	Claims / Premiums
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(5)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Unibanco Insurance and Pension Plans segment companies place 4th in the ranking of insurance and private pension plans published by Susep’s (Private Insurance Regulatory Body), Anapp (National Association of Private Pension Funds) and ANS (Supplementary Health Insurance regulatory agency), and holds a 7.6% market share (as of November 2005).

Unibanco AIG Seguros is the leader in the segments of property risk, aviation, D&O (Directors and Officers) and energy distribution, in addition to extended warranty products, according to the latest data published by Susep (November 2005).

Investor Relations	| 4Q05	25

Accident insurance products aimed at individuals, such as Muito Mais (Much More), Seguro Homem and Seguro Mulher (Man and Women Insurance) registered strong growth in 2005.

Unibanco, in 2005, created an incentive sales program – the Rally – for affiliated insurance agents, directed at optimizing product mix and boosting sales of higher return products.

Backed by the AIG’s solid experience abroad, Unibanco AIG issued its first environmental insurance policies, in line with the company’s pioneer spirit and social commitment.

In line with corporate synergy and cross-selling strategy, Unibanco AIG and Unicard joined forces, to launch an innovative credit card product, under Unibanco AIG brand. The card offers discounts in the purchase of insurance policies from Unibanco AIG. Another cross-selling highlight is the sale of insurance policies with personal loans and/or consumer credit operations, through the branch network especially in the payroll loan.

The Pension plans business registered R$19 million in net income during 4Q05, up 137.5% from 4Q04. Revenues totaled R$460 million and R$1,380 million on 4Q05 and 2005, respectively.

According to statistical data compiled by Anapp, Unibanco AIG Vida e Previdência ranked 4th in revenues with pension plans, up to November 2005. The company ranks 2nd in the year in sales of corporate pension plans, with R$634 million in sales and 22.3% market share. Unibanco AIG Vida e Previdência serves 1,290 corporate clients and 775 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended December 2005 with R$37,396 million in assets under management, up 4.8% for the quarter and 13.4% in the past 12 months. Its market share in December 2005 was 5.0% . (source: Anbid).

In 2005, UAM invested in several initiatives to expand its investor base, explore synergies within Unibanco, and increase the ratio of high value-added mutual funds in its product mix.

Among these initiatives, the sales of equity mutual funds (such as the Classe Mundial and the long/short Arbitrage RV), besides the launch of the PoupeGanhe and PoupeVoe campaigns were highlights. The number of awards received by UAM during the year – particularly, for the third time, the Top Gestão de Renda Variável, awarded by business daily Valor Econômico – stands out for the high standards of its asset management.

The graph below presents the product mix by segment:

Investor Relations	| 4Q05	26

According to Anbid’s global ranking, assets under management at the Private Bank grew by 58.7% in 2005 from December 2004, above the industry’s average (29.0%) . The Private bank ranked 2nd in its industry, with a 11.4% market share as of December 2005.

Unibanco Holdings

In 4Q05, Unibanco Holdings S.A. net income was R$305 million, equivalent to R$0.38 earnings per share. Net income reached R$1,036 million in 2005. Stockholders’ equity stood at R$5,457 million as of December, 2005. ROAE was 20.2%, impacted by tax provisioning (PIS and Cofins) on revenues from in terest on capital stock (JCP) in the period. The company is disputing these taxes and has already won an interlocutory injunction in lower courts. The provision constituted for this contingency amounted to R$98 million on December 31, 2005.

Unibanco Holdings’ assets consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A., and therefore, its performance and operating results reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below shows the Units weight in each of these stock indices after their respective portfolios were rebalanced for the four-month periods ending in September 2005 and January 2006.

ndex	Weight (%)
	9/2/05	1/2/06

Ibovespa	1.264	1.564
IBrX-50	3.156	3.808
IBrX-100	2.799	3.329
IGC	4.933	5.096
ISE (*)	n/a	9.569

(*) Started in December, 2005. The portfolio is revised on a yearly basis.

Corporate Governance > The Stock

Unibanco Units were Ibovespa’s best performers during 2H05, gaining 72%. The Ibovespa went up 34% in the same period. Moreover, the Unit was the stock with the largest increase in weighting within the Ibovespa in the past two four-month periodical rebalances (59%). The Units currently weight in the Ibovespa is 1.564% .

It should be noted that the average daily trading volume of Units at Bovespa increased 340.9%, to R$19.4 million in 2005 from R$4.4 million in 2004. The average daily trading volume during 4Q04 was R$21.0 million at Bovespa and US$43.8 million at the NYSE.

Investor Relations	| 4Q05	27

The graphs below trace the Units performance at the domestic and international markets:

Corporate Governance > Sustainability Index

Unibanco was chosen, on December 1, 2005, along with another 27 companies, to integrate the Bovespa ISE (Corporate Sustainability Index). Bovespa assessed 121 listed companies to choose those with the best sustainability and corporate governance criteria for the ISE.

The ISE is a joint initiative of Bovespa and the International Finance Corporation (IFC). It aims to compile the return of a portfolio constituted by stocks of companies committed to social responsibility and corporate sustainability. The index’s methodology was developed by the Centro de Estudos em Sustentabilidade at the Fundacão Getulio Vargas in São Paulo, based on the TBL (Triple Bottom Line) concept, which gauges sustainability according to economic, financial, social, and environmental criteria.

When chosen to in tegrate the ISE, companies are awarded a “Quality Seal”, representing their social responsibility, quality, cultural commitment, and business ethics.

Corporate governance > Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders, in addition to a complementary distribution (related to 2H05) on January 31, 2006, according to values described on the following table:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.2303700	0.2534071	0.1940990	0.1940990	0.4475061	2.2375305
Net Value	0.1958145	0.2153960	0.1649841	0.1649841	0.3803801	1.9019005

(*)	Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)	Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

Unibanco's dividend distribution policy determines a minimum payment of 35% of annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of its net income, after legal reserve deduction to its shareholders.

During 2005, the total amount of dividends/interest on capital stock was R$617 million, up 38% from 2004.

Investor Relations	| 4Q05	28

The table below shows the evolution of dividend/interest on capital stock:

The table below presents the value of Interest on Capital stock net of income taxes at the rate of 15%:

Interest on Capital Stock	2005	2004	2003

Per commom share (R$)	0.4223	0.3076	0.2516
Per preferred share (R$)	0.4645	0.3383	0.2768
Per UNIT (R$)	0.8222	0.6059	0.5115
Per GDS (R$)	4.1110	3.0294	2.5574
Total (R$millions)	617	448	362

Other Highlight

Other Highlight > Moody's upgrades Unibanco's Financial Strength rating

On February 1, 2006, Moody's Investors Service upgraded Unibanco's Financial Strength rating to C- (C minus) from D+, with a stable outlook.

According to the agency, this upgrade reflects Unibanco's consistently robust core earnings and the management's ability to steer the bank towards higher-yielding consumer and commercial banking businesses, while maintaining asset quality and controlling costs.

As explained by Moody's, Unibanco´s leadership in the consumer credit market has allowed the bank to take advantage of a fast-growing market ahead of its competitors. Unibanco has a diversified distribution network and was able to balance asset and funding mix, improving the bank's cross selling capability. These achievements have translated into earnings stability and profitability performance ratios that are consistent with the C minus rating category over the Financial Strength rating.

Investor Relations	| 4Q05	29

Human Resources

The Human Resources department is committed to promote professional growth and align employees’ personal interests with the conglomerate’s strategic objectives. With a staff of 29,504 professionals, Unibanco in 2005 invested approximately R$34 million in various training and skill development programs, including MBA programs in Brazil and abroad, besides courses directed both at front-office and back-office personnel, such as “Atendendo com Excelência” and “Gestão de Pessoas”.

The company in 2005 started to implement a new framework for all the conglomerate’s employees, seeking to evolve the profit sharing program into an even more merit-driven and objective endeavor. The implementation has been gradual, by business unit, scheduled to cover all areas by the end of 2006.

Unibanco’s employee satisfaction index in 2005 was 75%, while the motivation index reached a 77% historic record. This survey is conducted by external consultants and aims at periodically assess the organizational environment.

Social Responsibility

Social Responsibility > Institutes

Unibanco is recognizably one of the outstanding examples of pro-active, socially responsible corporations in Brazil. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and the bridging of inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promote cultural programs.

During 4Q05, Instituto Unibanco highlights were two awards:

  Funlar award, for the second year in a row, for a project devoted to train and teach handicapped young adults to work in bakeries, under the to the Non Governmental Organization (NGO) category.
  Aliança Interage and Instituto Ação Empresarial pela Cidadania award, for the Projeto Aprendiz (Estúdio Aprendiz project), in partnership with the NGO Cipó.

Social Responsibility > Micro-Credit

Unibanco’s Micro-Credit operation serves low-income entrepreneurs through an unique distribution model in Brazil, with more than 200 points-of-sales in five states, using Fininvest stores as correspondent institutions.

The company has been constituted through a partnership between Fininvest and the International Finance Corporation (IFC) – World Bank. During 2005, Unibanco’s Micro-Credit initiative had over 5,000 financing transactions, closing the year with a portfolio in excess of R$13 million.

Investor Relations	| 4Q05	30

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

					R$ millions

	Dec-05	Sep-05	Dec-04	Quarterly Change (%)	Annual Change (%)

ASSETS
Cash and due from bank	1,154	1,276	1,561	-9.6	-26.1
Interbank investments	14,682	15,891	14,377	-7.6	2.1
Marketable securities and financial derivatives instruments	20,562	17,288	16,604	18.9	23.8
Interbank accounts	5,237	5,837	4,838	-10.3	8.2
Loan portfolio, leasing and other loans	39,875	36,872	31,796	8.1	25.4
Allowance for loan losses	(2,061)	(1,789)	(1,669)	15.2	23.5
Net loans	37,814	35,083	30,127	7.8	25.5
Foreign exchange portfolio, except for ACC (1)	1,190	1,934	753	-38.5	58.0
Negotiation and intermediation of securities	238	115	121	107.0	96.7
Investments	1,180	1,194	1,158	-1.2	1.9
Fixed assets	934	801	851	16.6	9.8
Deferred charges	746	701	715	6.4	4.3
Other assets	8,094	8,303	8,245	-2.5	-1.8

Total assets	91,831	88,423	79,350	3.9	15.7

LIABILITIES
Deposits	35,499	34,554	33,531	2.7	5.9
Securities sold under repurchase agreements (open market)	11,454	9,667	7,565	18.5	51.4
Resources from securities issued	1,568	1,286	1,579	21.9	-0.7
Interbank accounts	55	695	21	-92.1	161.9
Borrowings and onlendings in Brazil - Governmental agencies	9,528	8,583	8,239	11.0	15.6
Financial derivatives instruments	709	614	270	15.5	162.6
Technical provisions for insurance, annuities and
retirement plans	7,258	6,657	5,806	9.0	25.0
Foreign exchange portfolio (1)	1,189	2,289	944	-48.1	26.0
Negotiation and intermediation of securities	395	380	248	3.9	59.3
Other liabilities	13,986	13,994	12,269	-0.1	14.0

Total liabilities	81,641	78,719	70,472	3.7	15.8

Minority interest	866	718	772	20.6	12.2
Stockholders' equity	9,324	8,986	8,106	3.8	15.0

Stockholders' equity managed by parent company	10,190	9,704	8,878	5.0	14.8

Total liabilities + stockholders' equity	91,831	88,423	79,350	3.9	15.7

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations	| 4Q05	31

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

					R$ millions

	4Q05	3Q05	4Q04	2005	2004

Revenue from financial intermediation	4,618	3,950	2,926	15,471	12,374
Lending operations	2,937	2,450	1,909	9,628	7,602
Result from marketable securities (1)	1,104	1,151	908	4,270	3,442
Insurance, pension plans and annuity result	302	257	227	1,059	883
Leasing operations, foreign exchange transactions
and compulsory deposits	275	92	(118)	514	447

Expenses on financial intermediation	(3,012)	(2,294)	(1,550)	(9,128)	(7,287)
Securities sold under repurchase agreements (open market)	(1,802)	(1,593)	(1,212)	(6,108)	(4,943)
Interest and restatement expenses on technical provisions for insurance, pension lans a	(190)	(159)	(143)	(658)	(545)
Borrowings and onlendings	(364)	(39)	206	(458)	(494)
Provision for loan losses	(656)	(503)	(401)	(1,904)	(1,305)

Profit from financial intermediation	1,606	1,656	1,376	6,343	5,087

Other operating income (expenses)	(858)	(888)	(843)	(3,422)	(3,126)
Fees from services rendered	891	853	851	3,270	3,241
Insurance, pension plans and annuity result	172	110	145	520	495
Credit card selling expenses	(78)	(68)	(81)	(284)	(330)
Salaries, benefits, training and social security	(480)	(518)	(544)	(1,911)	(2,014)
Other administrative expenses	(871)	(805)	(821)	(3,181)	(3,044)
Other taxes	(261)	(243)	(238)	(997)	(768)
Equity in the results of associated companies	10	14	6	39	14
Other operating income / Other operating expenses (1)	(241)	(231)	(161)	(878)	(720)

Operating income	748	768	533	2,921	1,961
Non-operating income (expenses)	5	(6)	36	9	37
Income before taxes and profit sharing	753	762	569	2,930	1,998

Income tax and social contribution	(137)	(170)	(101)	(601)	(339)

Profit sharing	(66)	(74)	(64)	(325)	(236)

Net income before minority interest	550	518	404	2,004	1,423
Minority interest	(41)	(43)	(29)	(166)	(140)

Net Income	509	475	375	1,838	1,283

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations,markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of theprojections contained herein.

4Q05 Conference Call will be held on February 17, at 07:00 a.m. (Eastern Time) in Portuguese, and at 9:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

Investor Relations	| 4Q05	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 23, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.